Second Quarterly Report-restated

Ending November 30, 2005

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND PRODUCTION RESULTS /

EXECUTIVE COMMENTS AND ANALYSIS

RESTATED MANAGEMENT REPORT

On September 20, 2006 the Company has proceeded with a restatement of the financial statements it initially filed for the three and six-month periods ended on November 30, 2005.  In reviewing its accounting procedures, Neptune has determined that the date used for calculating its stock-based compensation costs for non-employees for the interim period ended November 30, 2005 was incorrect.  The fair value of the options granted to non-employees was originally determined using the date on which the options were granted, rather than the date on which the options were valued resulting in a non-cash adjustment of $72,259, in compliance with the CICA handbook recommendations, chapter 3870.

The following schedule summarizes the impact of the restatement for the second quarter ended November 30, 2005:

Impact of restatement on net loss:

	Three months ended November 30, 2005 (restated)	Six months ended November 30, 2005 (restated)
Net loss as previously reported	(380,343)	(770,171)
Adjustments; cost of sales and operating expenses(1)	(72,259)	(72,259)
Net loss as restated	(452,602)	(842,430)

Impact of restatement on the consolidated Balance sheet:

		As previously reported	As restated
As November 30, 2005
	Contributed surplus	472,270	544,529
	Deficit	(14,752,608)	(14,824,867)

(1) This restatement does not affect the Company’s cash position

This analysis is presented in order to provide the reader with an overview of the changes to the Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) financial situation between May 31, 2005 and November 30, 2005. It also includes a comparison between the operation results, the treasury flow and the financial situation for the 3-month period ending November 30, 2005 and those from the 3 month period ending November 30, 2004.

This analysis, completed on January 12, 2006, must be read in conjuncture with the Company’s audited consolidated financial statements at May 31, 2005 and presented in the last annual report. Neptune financial statements were produced in accordance with Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this executive analysis are in Canadian dollars, unless indicated otherwise.

OVERVIEW

Neptune’s second quarterly report ending November 30, 2005 was dedicated to the marketing of its products in North America and Asia. Neptune also deployed development initiatives in the European market by attending the «Food Ingredient Europe» trade show in Paris at the end of November. The Company also participated in other various tradeshows in order to promote its products and maintain its level of excellence, established and developed since its foundation.

The Company maintained its clinical research initiatives. As a result, the Company can now take advantage of scientific results demonstrating the benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, elevated cholesterol levels and inflammation problems. Neptune is also pursuing clinical research aiming to demonstrate the benefits of NKOTM for people suffering from osteoarthritis and arteriosclerosis.

During the first two quarters of the May 31, 2006 year end, the Company has realised sales of 3,3M compared to 2,3M for the first two quarters ending November 30, 2004, an increase of 41%.  Despite a small decrease in sales from the first to the second quarter of the current year, the Company has increase its sales by 0,265M in the current quarter compared to last year’s quarter ending November 30, 2004, an increase of 22%.

PRINCIPAL QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

Fiscal Year Ending May 31, 2006

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales Figures	3,267	1,822	1,445
EBITDA (before loss on foreign exchange)	587	342	245
Net Loss	842	390	452
Loss per Share	0.033	0.015	0.018

Fiscal Year Ended May 31, 2005

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales Figures	5,038	1,134	1,180	1,292	1,432
EBITDA (before loss on foreign exchange)	401	151	119	117	14
Net Loss	1,768	388	503	344	533
Loss per Share	0.069	0.015	0.020	0.013	0.021

Fiscal Year Ended May 31, 2004

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales Figures	2,262	643	956	602	61
EBITDA (before loss on foreign exchange)	(1,659)	(353)	(269)	(240)	(797)
Net Loss	3,534	799	744	717	1,274
Loss per Share	0.161	0.037	0.034	0.033	0.057

During the second quarter ending November 30, 2005, the Company has decrease its loss by 10% compared to the quarter ending November 30, 2004 going from 0,503M for the quarter ending November 30, 2004 to 0,452M for the current quarter.  The Company has also almost doubled its EBITDA going from 0,119M for the quarter ending November 30, 2004 to 0,245M for the quarter ending November 30, 2005 maintaining a positive EBITDA for the sixth quarter in a row.

TREASURY FLOW AND FINANCIAL SITUATION

Operating Activities

During the second quarter ending November 30, 2005, the Company’s operations have generated a decrease in liquidities of $438,740 compared to an increase of $210,325 for the quarter ending November 30, 2004.  This decrease of $640,065 is due in large part by the changes in the working capital items from one quarter to the other.  The changes in the working capital items for the second quarter ending November 30, 2005 are mainly due to an increase in receivables for $178,086 and in the inventories for $389,607 compared to the previous quarter.

Investing Activities

The main variation in investing activities is related to acquisitions of fixed assets, intangible assets and other assets for a total of $34,044.

Financing Activities

During the second quarter, 2,275,922 series H warrants were exercised with a financial compensation of $568,981.

Overall, taking the treasury flow into account, the Company increased its cash by $25,760 since May 31, 2005.

Financial Situation

The following table details the important changes to the balance sheets as at November 30, 2005 and May 31, 2005:

Accounts	Increase (Reduction) (In thousands of dollars)	Comments
Cash	26	See cash flow statement
Receivables	385	Directly linked to the increase of operation and sales activities
Inventory	241	Increase in frozen krill inventories
Other assets	(209)	Amortisation of start-up costs
Convertible debenture	365	Addition of capitalised interest

 PRIMARY ANNUAL FINANCIAL RATIOS

	November 30, 2005	May 31, 2005	May 31, 2004
Working Capital Ratio	2.25	1.19	1.05
Solvency Ratio
Debt Capital / Shareholder Equity *	1.32	1.47	1.31

including convertible debentures

Most of the Company’s financial ratios improved for the quarter ending November 30, 2005 compared to the year ended May 31, 2005, mostly because of the increase in sales and good management.

The Company’s contractual obligations, including payments due during the next 5 reporting periods and the following ones, are presented in the following table:

	Required Payments per Period
Contractual Obligations	Total	Less than one period	2 to 3 periods	4 to 5 periods	More than 5 periods
Long-term Debt (1)	3,670,000	192,667	1,472,000	1,472,000	533,333
Loans guaranteed by investments in rental contracts (2)	150,152	86,814	50,865	12,473	-
Total liabilities	3,820,152	279,481	1,522,865	1,484,473	533,333

(1) This amount does not consider the value of the warrants and stock issued.

(2) Including interest fees

Related Party Transactions

The transactions between related parties are described in note 2 “Related Party Transactions” of the Company’s financial statements as at November 30, 2005

 Change in Accounting Policies

No changes in accounting policies since May 31, 2005.

Subsequent Events

There was no subsequent events of importance after November 30, 2005.

RISK FACTORS

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for merchandise.

The majority of the Company’s accounts receivables are 90% guaranteed by insurers. All export sales are completed in American funds. The exchange rate risks incurred by the Company are, at present, limited to those relating to the American dollar. Even if the raw material purchases are in American dollars,  the Executive are still using financial instruments in order to minimize the exchange rate risk.

Product Liability

The Company acquires a $5M-liability insurance policy to cover civil liability relating to its products on a yearly basis. The Company also maintains a quality-assurance process that is PGO certified by the Canadian Food Inspection Agency (CFIA). In addition, the Company has begun implementing the initiatives required to receive Good Manufacturing Practices accreditation by Health Canada.

Prospective Statements

This Executive Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty, and it is possible that the actual future results of the Company may differ somewhat from those predicted. These risks include: the growth in demand for Company products, seasonal variations in customer orders, changes in price and availability for raw materials and changes to economic conditions in Canada, the United-States and Europe, including variations in exchange and interest rates.

The Company based its analysis on the prospective statement information available at the time of drafting. The inclusion of this information should not be considered a declaration by the Company that the predicted results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at: http://www.sedar.com.

On January 12, 2006, the total number of common shares issued by the Company and in circulation was 27,870,727 and Company common shares were being traded on the TSX stock exchange in Toronto under the listing NTB.

/s/ Henri Harland President and CEO	/s/ André Godin Vice-president, Administration & Finance

Neptune Technologies & Bioressources inc.

Interim Consolidated Statement of Earnings - restated

(unaudited)

	2005	Three months ended November 30, 2004	2005	Six months ended Novemer 30, 2004
	(restated-note2)		(restated-note2)

	$	$	$	$

Sales	1 445 052	1 179 546	3 266 793	2 313 830

Cost of sales and operating expenses (before amortization)	1 257 589	1 054 030	2 751 188	2 025 964
Research expenses	67 751	40 589	128 375	78 643
Financial expenses	293 933	250 866	596 900	501 975
Amortization	251 187	243 373	536 362	486 695
	1 870 460	1 588 858	4 012 825	3 093 277
Loss before other revenue (expenses)	425 408	409 312	746 032	779 447
Interest income	217	300	412	405
Exchange loss	(27 411)	(93 631)	(96 810)	(111 831)
Net loss	452 602	502 643	842 430	890 873

Basic and diluted loss per share	0,018	0,020	0,033	0,035

Weighted average number of shares outstanding	25 594 805	25 594 805	25 594 805	25 330 594

Neptune Technologies & Bioressources inc.

Interim Consolidated Statement of Deficit-restated

Interim Consolidated Contributed Surplus-restated

(unaudited)

Interim Consolidated Statement of Deficit-restated

(unaudited)

	2005	Three months ended November 30, 2004	2005	Six months ended November 30, 2004
	(restated-note 2)		(restated-note 2)
	$	$	$	$

Balance, beginning of year	14 372 265	12 603 082	13 982 437	12 194 383
Net loss	452 602	502 643	842 430	890 873
Share issue expenses				20 469
Balance, end of year	14 824 867	13 105 725	14 824 867	13 105 725

Interim Consolidated Contributed Surplus-restated-restated

(unaudited)

	2005	Three months ended November 30, 2004	2005	Six months ended November 30, 2004
	(restated-note 2)		(restated-note 2)
			$	$

Balance, beginning of year	419,232	276,408	345 387	187 754
Expired warrants				62 049
Stock-based compensation - employees	38,656	25,764	106 566	52 369
Stock-based compensation - non-employees	86,641	7,319	92 576	7 319
Balance, end of year	544,529	309,491	544 529	309 491

Neptune Technologies & Bioressources inc.

Interim Consolidated Statement of Cash Flows-restated

(unaudited)

	2005	Three months ended November 30, 2004	2005	Six months ended November 30, 2004
	(restated-note 2)		(restated-note 2)
	$	$	$	$

OPERATING ACTIVITIES
Net loss	(452 602)	(502 643)	(842 430)	(890 873)
Non-cash items
Amortization of property and equipment	251 187	243 373	536 362	486 695
Amortization of deferred financing costs	8 716	6 277	14 998	12 559
Financial expenses	189 919	159 443	380 070	320 524
Stock-based compensation - employees	38 656	33 083	106 566	59 688
Stock-based compensation - non-employees	86 641		92 576
Changes in working capital items	(561 257)	270 792	(684 910)	(210 346)
Cash flows from operating activities	(438 740)	210 325	(396 768)	(221 753)

INVESTING ACTIVITIES
Immobilisations of property and equipment	(5 093)	(2 015)	(5 093)	(2 015)
Intangible assets	(17 974)	(15 379)	(53 001)	(29 344)
Other assets	(10 977)		(10 977)
Cash flows from investing activities	(34 044)	(17 394)	(69 071)	(31 359)

FINANCING ACTIVITIES
Repayment of long-term debt	(19 819)	(29 365)	(77 382)	(68 079)
Issue of capital stock	568 981		568 981	370 839
Issue of warrants				340 092
Share issue expenses				(15 280)
Cash flows from financing activities	549 162	(29 365)	491 599	627 572
Increase (decrease) in cash and
cash equivalents	76 378	163 566	25 760	374 460
Cash and cash equivalents, beginning of period	131 332	164 254	181 950	(46 640)
Cash and cash equivalents, end of period	207 710	327 820	207 710	327 820

Neptune Technologies & Bioressources inc.

Interim Consolidated Balance Sheets-restated

(unaudited)

	Unaudited November 30, 2005	Audited May 31 2005
(restated-note 2)
	$	$
ASSETS
Current assets
Cash	182 710	181 950
Short-term investment, 1% interest	25 000
Accounts receivable	1 539 205	1 154 379
Research tax credits receivable	94 927	61 198
Inventories	1 054 556	813 642
Prepaid expenses	56 432	62 673
	2 952 830	2 273 842

Property and equipment	3 622 443	3 881 552
Intangible assets	604 221	553 833
Other assets	379 499	588 118
	7 558 993	7 297 345

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities
Company controlled by an officer and director	18 136	73 494
Other	1 020 621	996 945
Instalments on long-term debt	270 937	841 917
	1 309 694	1 912 356

LONG-TERM DEBT (Note 4)	3 442 591	2 868 780
LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES (Note 5)	5 521 236	5 156 430
	10 273 521	9 937 566

SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock and warrants (Note 6)	11 565 810	10 996 829
Contributed surplus	544 529	345 387
Deficit	(14 824 867)	(13 982 437)
	(2 714 528)	(2 640 221)
	7 558 993	7 297 345

Neptune Technologies & Bioressources inc.

Notes to Interim Financial Statements

August 31, 2005 (unaudited)

1 - INTERIM FINANCIAL INFORMATION

These interim consolidated financial statements as at November 30, 2005 are unaudited.  They have been prepared by the Company in accordance with generally accepted accounting principles in Canada for interim information and use the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended May 31, 2005.  These  interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2005 annual report.

 2 - RESTATEMENT

On September 20, 2006 the Company has proceeded with a restatement of the financial statements it initially filed for the three and six-month periods ended on November 30, 2005.  In reviewing its accounting procedures, Neptune has determined that the date used for calculating its stock-based compensation costs for non-employees for the interim period ended November 30, 2005 was incorrect.  The fair value of the options granted to non-employees was originally determined using the date on which the options were granted, rather than the date on which the options were valued resulting in a non-cash adjustment of $72,259, in compliance with the CICA handbook recommendations, chapter 3870.

The following schedule summarizes the impact of the restatement for the second quarter ended November 30, 2005:

Impact of restatement on net loss:

	Three months ended	Six months ended
	November 30,	November 30,
	2005	2005
	(restated)	(restated)
Net loss as previously reported	(380 343)	(770 171)
Adjustments; cost of sales and operating expenses (1)	(72 259)	(72 259)
Net loss as restated	(452 602)	(842 430)

Impact of restatement on the consolidated Balance sheet:

As previously
	reported	As restated
As November 30, 2005
Contributed surplus	472 270	544 529
Deficit	(14 752 608)	(14 824 867)

(1)

This restatement does not affect the Company's cash position

 3 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with a shareholder (a company controlled by an officer and director), as of June 1, 2002, calling royalties to be paid  in semi-annual instalments of 1% of net annual sales, for an unlimited period.  The amount paid cannot exceed net earnings before interest, taxes and amortization.  For the current period, total royalties amount to $13,472 ($11,795 in 2004). As at November 30, 2005, the balance due to this shareholder amounts to $18,136 ($73,494 as at May 31,2005). This amount is shown on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

Neptune Technologies & Bioressources inc.

Notes to Interim Financial Statements

August 31, 2005 (unaudited)

Neptune Technologies & Bioressources inc.

Notes to Interim Financial Statements

August 31, 2005 (unaudited)

 4 - LONG TERM DEBT

	November 30, 2005	May 31, 2005
	$	$
Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,837,038 in 2005, prime rate plus 6.25% (13.5% as at November 30, 2005 and 12.5% as at May 31, 2005), payable in monthly capital instalments of $20,000, whit moratorium until September 2006, maturing in May 2011	1,120,000	1,140,000
Mortgage loan, $980,000 par value less the net value of series "E" warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus 1.25% (7,5% as at November 30, 2005 and 7% as at May 31, 2005), payable in 60 monthly capital instalments of $16,333 whit moratorium until September 2006, maturing in September 2011	954,978	951,726
Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus 2.25% (8,5% as at November 30, 2005 and 8% as at May 31, 2005), payable in 60 monthly capital instalments of $25,000 whit moratorium until September 2006, maturing in September 2011	1,432,822	1,420,810
9% unsecured loan, payable in monthly blended instalments of $993, maturing in September 2005	70,000	70,000
Unsecured loan, without interest, matured	135,728	124,261
Obligations under capital leases, interest rates varying from 0.00% to 15.46%, payable in monthly instalments of $7,235, maturing at different dates until August 2010	3,713,528	3,710,697
Instalments due within one year	270,937	841,917
	3,442,591	2,868,780

5 - LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES

	November 30, 2005	May 31, 2005
	$	$
Unsecured convertible debenture (a face amount of $2,195,342, bearing interest at 15%)	2 414 878	2 250 226
Secured convertible debenture (a face amount of $1,261,780, bearing interest at 15% compounded annually)	1 793 858	1 668 704
Unsecured convertible debenture (a face amount of $1,000,000, bearing interest at 15%)	1 312 500	1 237 500
	5 521 236	5 156 430

Neptune Technologies & Bioressources inc.

Notes to Interim Financial Statements

August 31, 2005 (unaudited)

 6 - CAPITAL STOCK AND WARRANTS

	November 30,	May 31
	2005	2005
	$	$

Issued and fully paid
27,870,727 common shares (25,594,805 common shares as at May 31, 2005)	11 453 310	10 656 737

750,000 series "H" warrants	75 000	302 592
250,000 series "I" warrants	37 500	37 500
	112 500	340 092
	11 565 810	10 996 829

During the period, changes in the Company's issued capital stock were as follows:

	Number of shares	Consideration
$
Common shares
Balance as at August 31, 2005	25 594 805	10 656 737
Issued upon series "H" warrants	2 275 922	796 573
Balance as at November 30, 2005	27 870 727	11 453 310

During the period, 2,275,922 series "H" warrants were exercised whit a compensation in cash of 568,981$ and a non monetary compensation of 227,592$ representing the attributed value at the emission of the series "H" warrants, June 9 2004.

 7 - STOCK-BASED COMPENSATION PLAN

Activities within the plan are detailed as follows:

	November 30, 2005		May 31, 2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$

Options outstanding, beginning of period	3 986 000	0,25	2 280 000	0,88
Awarded	70 000	0,57	1 129 000	0,25
Cancelled	(81 000)	0,25	(483 000)	0,80
Exercise price amendment
Former price			(1 920 000)	0,85
New price			1 920 000	0,25
Options outstanding, end of period	3 975 000	0,26	2 926 000	0,25

Exercisable options, end of period	1 017 500	0,25	1 430 000	0,25

			November 30, 2005
Options outstanding			Exercisable options
	Weighted	Number	Number
Weighted	remaining	of options	of options	Weighted
average	contractual	outstanding	exercisable	average
exercise	life	as at	as at	exercise
price	outstanding	2005-08-31	2005-08-31	price
$				$
0,25	3,82	3 905 000	1 017 500	0,25
0,50	4,88	50 000
0,75	4,99	20 000
0,25	4,07	3 975 000	1 017 500	0,25

On October 17, 2005, the Company granted 50,000 stock options to employees at an exercise price of $0,50 per share.  The fair value of each option granted has been estimated according to the Black-Scholes option pricing model using the following assumptions:

i)

Fair value of the common shares at $0.50

ii)

Risk-free interest rate of 3.60%

iii)

Estimated life of four years

iv)

Expected volatility of 119%

The fair value of the options granted is $0.3912 per option.

On November 25, 2005, the Company granted 20,000 stock options to employees at an exercise price of $0.75 per share.  The fair value of each option granted has been estimated according to the Black-Scholes option pricing model using the following assumptions:

i)

Fair value of the common shares at $0.87

ii)

Risk-free interest rate of 3.77%

iii)

Estimated life of four years

iv)

Expected volatility of 119%

The fair value of the options granted is $0.6955 per option.

During the period ended November 30, 2005, an amount of $38,656 ($25,764 in 2004) representing employees' vested interests during the period was expensed as compensation. An amount of $86,641 ($7,319 in 2004) representing non-employees' vested interests during the period was expensed.